Exhibit 12

ONEOK Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Unaudited)	2014		2013		2012		2011		2010
	(Thousands of dollars)
Fixed charges, as defined
Interest on long-term debt	$326,299		$284,589		$238,706		$239,275		$202,968
Other interest	4,695		3,688		4,026		2,354		2,624
Amortization of debt discount, premium and expense	5,727		4,944		3,767		3,729		2,547
Interest on lease agreements	205		310		286		1,264		1,484
Total fixed charges	336,926		293,531		246,785		246,622		209,623
Earnings before income taxes and undistributed income of equity method investees	958,311		769,495		863,736		830,561		479,636
Earnings available for fixed charges	$1,295,237		$1,063,026		$1,110,521		$1,077,183		$689,259
Ratio of earnings to fixed charges	3.84	x	3.62	x	4.50	x	4.37	x	3.29	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.